EXHIBIT 11

STATEMENT RE:  COMPUTATION OF LOSS PER SHARE
(in thousands, except loss per share data)




Primary and Fully Diluted
Loss per Share:

                                Three Months ended March 31,
                                        1997      1996

Net loss                               ($117)    ($169)


Weighted average common shares
 outstanding                          12,602    12,583


Loss per share                        ($0.01)   ($0.01)